November 20, 2007

VIA FACSIMILE AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Facsimile No.: (202) 772-9218

Attn:	Andri Boerman

Re:	HealthTronics, Inc.
Form 10-K for the year ended December 31, 2006
File No. 000-30406

Ladies and Gentlemen:

On behalf of HealthTronics, Inc. (“HealthTronics”), set forth below are the responses of HealthTronics to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above referenced filing set forth in the letter dated November 7, 2007.

For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of HealthTronics. Undefined capitalized terms are defined in the Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”).

Form 10-K for the year ended December 31, 2006

Consolidated Financial Statements, page A-1

Consolidated Statements of Income, page A-4

1.	We note that you stated each class of revenue that is more than 10% of the sum of all classes of revenues, which appears to be consistent with Rule 5-03(b)(1) of Regulation S-X. Please note that the costs and expenses applicable to each class of revenue such as cost of tangible good sold, cost of services and expenses applicable to other revenues should be stated separately if each class of revenue is stated separately. Please revise future filings to comply with Rule 5-03(b)(2) of Regulation S-X.

100 Congress Avenue, Suite 1100    •    Austin, Texas 78701    •    (512) 236-2000    •    fax (512) 236-2002

United States Securities and Exchange Commission

November 20, 2007

Response: HealthTronics has advised us that it will revise future filings to separately state its cost of services and other expenses applicable to each class of revenue in accordance with Rule 5-03(b) (2) of Regulation S-X.

2.	In this regard, we also note that you presented expenses by nature and not function. Please note that Rule 5-03 states the line items, if applicable, that should appear on the face of the income statement. Please revise future filings to present the expenses by function, or tell us in detail why you believe the current presentation is appropriate under U.S. GAAP.

Response: HealthTronics’ current presentation was first used in its September 30, 2006 10-Q in response to an SEC comment letter dated August 17, 2006, specifically comment number 4. HealthTronics has advised us it will revise future filings to disclose on the face of the income statement its expenses by function.

Note B. Summary of Significant Accounting Policies, page A-11

Goodwill and Other Intangible Assets, page A-12

3.	We note that your goodwill represents approximately 66% of your total assets as of December 31, 2006. Given the significance of this account, please tell us and disclose in future filings your accounting policy with respect to the testing of goodwill for impairment. For example, it is not clear from your disclosure whether and how you perform the two-step method testing in SFAS 142. Refer to paragraphs 19-22 of SFAS 142.

Response: HealthTronics has advised us that impairment of goodwill is tested at least annually at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, a second step is performed to measure the amount of impairment loss, if any.

HealthTronics has advised us it will revise future filings to include this additional language in its filings.

4.	Also in this regard, we note from the disclosure elsewhere in the filing that you have a significant amount of minority interest. Please explain to us how you considered paragraph 38 of SFAS 142 in your goodwill impairment analysis.

Response: HealthTronics has advised us that for each of its previously recorded business combinations, it recognized goodwill based only on its controlling interest. HealthTronics has advised us that in its impairment test it therefore utilized only the fair value of the reporting unit that is related to its controlling interest.

United States Securities and Exchange Commission

November 20, 2007

Similarly, the implied fair value of the goodwill determined in the second step of the impairment test and used to measure the impairment loss reflects only the Company’s interest in that goodwill.

5.	Please tell us whether you consider the company’s market capitalization as an indicator of impairment under paragraph 28 of SFAS 142 and why.

Response: HealthTronics has advised us that it does not unilaterally consider its market capitalization as an indicator of impairment because it has two reporting units whose fair values are independent from its overall market capitalization. Also, HealthTronics has informed us that it believes market capitalization is based on the fair value of a minority interest in its common stock excluding any control premium. However, according to HealthTronics, HealthTronics would consider whether a significant decrease in its market capitalization signals a change in business climate that could result in a decrease in HealthTronics’ determined fair values of its reporting units.

Note C. Goodwill and Other Intangible Assets, page A-17

6.	We note that you recorded impairment to your goodwill in the fourth quarter of 2006 of $20.6 million. Due to the significance of the goodwill impairment, please tell us and disclose in future filings a sufficiently detailed description of the facts and circumstances leading to the impairment, consistent with paragraph 47(a) of SFAS 142 and the method of determining the fair value including any significant assumptions, consistent with paragraph 47(b) of SFAS 142.

Response: HealthTronics has advised us that the impairment to its urology services segment was due primarily to an overall decrease in lithotripsy procedures during 2006. This decrease occurred primarily across its western region partnerships, combined with the loss of certain other partnerships and contracts late in 2006 to competitors. The impairment in its medical products segment related primarily to its decision to down-size or exit certain product lines, specifically its patient management tables and orthopedic consumables, during the fourth quarter of 2006 along with the closing of its European operations. HealthTronics has advised us that the fair value of each reporting unit was calculated using a combination of estimated discounted future cash flow projections and comparable companies market values. These methods require estimates of our future revenues, profits, capital expenditures, working capital, and other relevant factors. We estimate these amounts by evaluating historical trends, current budgets, operating plans, industry data, and other relevant factors.

HealthTronics has advised us it will revise future filings to include this additional language in its filings.

United States Securities and Exchange Commission

November 20, 2007

7.	Further, please consider the extent to which you should expand the disclosure in your critical accounting policies and estimates in your management discussion and analysis in future filings to address the estimate involved in the impairment loss.

Response: HealthTronics has advised us that it will revise its future filings to include in its critical accounting policies and estimates in management’s discussion and analysis additional language to address more specific information related to the significant assumptions utilized in determining the fair values of its reporting units in its impairment loss as discussed in response to comment number six above.

HealthTronics has acknowledged to us, and has authorized us to communicate to the Staff, HealthTronics’ acknowledgement, that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call the undersigned at (512) 236-2253.

Sincerely,

/s/ Michael F. Meskill
Michael F. Meskill

cc:	Kaitlan Tillan, Assistant Chief Accountant
Martin James, Senior Assistant Chief Accountant
Ross Goolsby, HealthTronics, Inc.
Richard Rusk, HealthTronics, Inc.